                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No.      )*
                                            -----


                         Hypertension Diagnostics, Inc.
           --------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   44914V 10 4
           --------------------------------------------------------
                                 (CUSIP Number)

                                Girard P. Miller
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                             80 South Eighth Street
                  Minneapolis, MN 55402, Phone: (612) 371-2467
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 19, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 5 Pages
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CUSIP No. 44914V 10 4                 13D                 Page  2  of  5  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                              Jay N. Cohn, M.D.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

                      NA
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                          Minnesota
-------------------------------------------------------------------------------
    NUMBER OF                 (7) SOLE VOTING POWER
     SHARES                                                452,219
    BENEFICIALLY        --------------------------------------------------
                              (8) SHARED VOTING POWER
      OWNED BY                                               -0-
        EACH            --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
    REPORTING                                              452,219
     PERSON             --------------------------------------------------
                             (10) Shared Dispositive Power
       WITH                                                  -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           452,219
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           8.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                                            IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Hypertension Diagnostics, Inc., a Minnesota Corporation (the "Issuer"), whose principal executive officers are located at 2915 Waters Road, Suite 108, Egan, MN 55121-1562.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) Name. This statement is being filed by Jay N. Cohn, M.D.

     (b) The Address of Dr. Cohn is 4848 Russell Avenue South, Minneapolis, Minnesota 55410.

     (c) Mr. Cohn's is a Professor of Medicine at the University of Minnesota Medical School.

     (d) Criminal Proceedings.  None.

     (e) Litigation.  None.

     (f) Citizenship. Jay N. Cohn is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Grant of Option


ITEM 4.  PURPOSE OF TRANSACTION

         The Issuer granted Dr. Cohn an option to purchase 5,000 shares of common stock on February 19, 1999 in connection with his service as a director of the Issuer. All shares vest immediately.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Cohn is the beneficial owner of 452,219 shares, representing approximately 8.2% of the outstanding shares of the Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock shown as being outstanding on the Form 10-Q Quarterly Report filed by the Issuer with the Securities and Exchange Commission for the quarter ended December 31, 1998. Of the 452,219 shares, 390,545 are deemed owned due to currently exercisable options.


                             Page  3  of  5  Pages
                                  ---    ---

     (b) Dr. Cohn has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares.

     (c) Except as described herein, their have been no transactions by Dr Cohn in the securities of the Issuer during the past sixty days.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Option Agreement


                             Page  4  of  5  Pages
                                  ---    ---
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                                  SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


September 30, 1999                          Jay N. Cohn, M.D.




                                            By: /s/ Jay N. Cohn
                                                ---------------------------
                                                Jay N. Cohn, M.D.


                             Page  5  of  5  Pages
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